FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 29th of December, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	December 29th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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NEWS RELEASE
Editorial Contacts for M-Systems:	Investor Contacts for M-Systems:
Stacee Lewis / Bryan Sherlock (North America)	Jeff Corbin / Lee Roth
O`Leary and Partners Public Relations	KCSA Worldwide
slewis@olearypr.com / bsherlock@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-949-224-4090 / 1-949-224-4035	Tel: 1-212-896-1214 / 1209

Stephen Gaynor (Europe)
Harvard Public Relations
stephen.gaynor@harvard.co.uk

Tel: +44 (0) 20 8564 6323

For Immediate Release

KeyComputing Introduces Xkey(TM) Security Edition

Offering Enterprise-Grade Security for Remote Work

USB Drive Alleviates Security Risks Associated with User Access to Corporate Data and Applications on Non-Company Controlled Computers

SUNNYVALE, Calif., Nov. 9, 2004 - M-Systems' (Nasdaq: FLSH) KeyComputing introduces Xkey Security Edition (SE), delivering a suite of security technologies in a portable form factor.  By merely plugging the device into any USB port, on either a familiar host or unknown PC, corporate users can retrieve their critical data and connect to corporate applications instantly, securely and effortlessly.

Users simply plug in the device and enter their password, then the Xkey SE behaves as an ordinary USB drive.  Behind the scenes, Xkey SE seamlessly employs its embedded microprocessor, cryptographic core, authentication token, and a suite of endpoint security applications to enable secure, productive work from any computer. Xkey SE`s multiple levels of security run unobtrusively in the background ensuring a superior user experience, while giving IT managers the confidence that employees are not only safely accessing web-enabled applications but leaving no trace of their corporate data or web activity.

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"Enabling employees to work from computers outside the enterprise is both an opportunity and a risk to corporations," said Daniel Schreiber, managing director of KeyComputing. "With Xkey Security Edition employees can work from untrusted computers without unduly exposing corporations - ultimately ensuring IT peace of mind."

Designed with the enterprise in mind, Xkey SE allows IT managers to configure the device to comply with company security policies when employees work remotely, be it from home or elsewhere. Xkey SE also incorporates a plug-in architecture enabling it to integrate and host new software applications, making it a truly extensible platform for secure remote work.

"Corporations have expressed the need for endpoint security solutions beyond the perimeter of the enterprise to maintain productivity gains associated with working remotely," said Andrew Brown, Program Manager, European Mobile Computing and Mobile Devices at IDC.  "Xkey delivers a cost effective, flexible and targeted solution for corporate employees to work productively, easily and securely from any host PC outside the enterprise."

Xkey SE features include:

*   Data Security - Xkey SE mobilizes up to 2GB of corporate data and includes enterprise-grade data protection. All data on the Xkey SE is encrypted with 128-bit AES hardware encryption and protected with a complex password. Additionally, the device enters "lockdown mode" when the number of wrong password attempts exceed a preconfigured value.

*   Endpoint Security - Xkey SE employs various endpoint security applications to protect user connectivity to web-based applications. Xkey SE instantly neutralizes all key-loggers and text grabbers and ensures that no traces of any browser-based activity are left behind. Xkey SE also ensures the termination of all active browser instances upon its removal, so that no cached credentials or open sessions can be exploited.

*   Two-Factor Authentication - Xkey SE is able to store and use digital certificates (X.509). These can be utilized for strong 2-factor authentication to web-enabled applications and VPN clients, as well as for digitally signing and encrypting e-mails. Xkey SE therefore offers most of the functionality of a smartcard without the need for dedicated readers or drivers.

Availability

Xkey Security Edition will be available from KeyComputing`s authorized resellers in capacities of 256MB to 2GB.  For more detailed technical information, pricing, availability or to find an authorized solution provider, please visit www.xkey.com.

About KeyComputing

KeyComputing, an M-Systems business unit (Nasdaq: FLSH), is a leading provider of corporate solutions based on the Smart DiskOnKey® platform.  KeyComputing creates enterprise-grade solutions, which in conjunction with the processing power and security capabilities of the Smart DiskOnKey platform, offer unique solutions for corporations looking to increase their employee mobility and business continuity.  More information is available at www.xkey.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip® products. For more information, please contact M-Systems at www.m-systems.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  The Company assumes no obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements..  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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NEWS RELEASE
Editorial Contacts for M-Systems:	Editorial Contact for Sendo
Jeff Seedman / Lori Leavey	Tanya Pedashenko
O`Leary and Partners	Golin Harris
jseedman@olearypr.com / lleavey@olearypr.com	tpedashenko@golinharrisweber.com
Tel: 1-949-224-4031 / 4023	Tel: 44-0-207-067-0620

Investor Contacts for M-Systems
Jeff Corbin / Lee Roth
KCSA Worldwide
jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1 (212) 896-1214 / 1209

FOR immediate release:

M-Systems Delivers Non-Volatile Memory Solution to Sendo`s Award Winning Multimedia Smartphone, the Sendo X

Mobile DiskOnChip® Enables Rapid Storage and Retrieval of Photos, Videos, Music, Games and Data

KFAR SABA, Israel and BIRMINGHAM, UK, November 10, 2004 - M-Systems (Nasdaq: FLSH) and Sendo, the Birmingham, UK-based mobile phone manufacturer, today announced that Sendo is using the Mobile DiskOnChip flash disk as the non-volatile memory solution within its award winning multimedia smartphone, the Sendo X.

The Symbian/Series-60-based Sendo X offers a number of innovations, specifically in the area of multimedia, connectivity and Internet functionality.  Users can store some of their favorite photographs, videos, audio files, games and data within Mobile DiskOnChip.

"Within the Sendo X, M-Systems` Mobile DiskOnChip can provide enough internal memory to allow users to store video, games, a whole music album and up to 1000 pictures," said Oliver Boireau, Sendo`s Head of Smartphone Development.  "We really appreciate M-Systems` support and commitment.  Additionally, compared to other flash products on the market, M-Systems` Mobile DiskOnChip delivers excellent cost per megabyte that allows us to include greater storage capacity for customer use.  Combined with its extremely high performance, Mobile DiskOnChip is ideal for Sendo X."

According to testing conducted by M-Systems, Mobile DiskOnChip, based on the latest multi-level cell (MLC) NAND flash technology optimized for mobile multimedia applications, is up to 10 times faster writing to memory than conventional solutions.  This enhanced performance translates to faster saving of multimedia files and other items within the smartphone, contributing to a positive experience for the user.

"The Sendo X really stands out as one of the best designs seen this year, raising the bar with advanced capabilities in the hot smartphone sector," said Francois Kaplan, general manager, M-Systems Europe.  "The Sendo X represents a very important mobile design win for Mobile DiskOnChip that truly utilizes the advanced capabilities of our flash disk to deliver an impressive mobile communication and multimedia device to the market."

Currently, five out of six tier-one handset manufacturers chose to integrate high-capacity, high-density Mobile DiskOnChip within their products to support multimedia applications.  Additionally, three out of four tier-one personal data assistants (PDAs) incorporate Mobile DiskOnChip to support the newest applications and word processing-like functionality such as a predictive dictionary that enables word completion, modern GUIs with drop-down menus and easy setup.

About Sendo

Sendo, headquartered in the United Kingdom, started shipping its first terminals to operator customers in Europe and Asia in June 2001. The company is now shipping products in over fifty territories in Europe, the Middle East, Asia, Africa and the Americas. Sendo offers award winning high-performance, competitively priced, reliable products and services to the cellular market. Sendo has been established with the needs of the wireless carriers and consumers in mind. The company offers a complete custom program, from exclusively branded phones, matched fulfillment programs and software with dedicated services. Details of the company are available at www.sendo.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/news/photos.asp.  A high-resolution of the Sendo X multimedia smartphone with M-Systems` Mobile DiskOnChip flash disk can be found on the Internet at www.m-systems.com/images/prs/SendoX-w_mDOC_512.jpg.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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On November 29, 2004, M-Systems announced the opening of a new R&D center in Omer in the Negev. In 2000, M-Systems acquired Omer-based Fortress U&T Ltd. for approximately $8 million and integrated the new employees into M-Systems` R&D efforts. The R&D center in Omer currently employs approximately 30 people. Their number is expected to grow to about 50 by the end of 2005.  Most of the center`s employees are graduates of the Department of Electrical and Computer Engineering at Ben Gurion University of the Negev.  The new R&D center is part of M-Systems` expansion plans and is expected to support its continued growth in the future.

Dov Moran, CEO of M-Systems, indicated that the decision to establish an R&D center in the Negev is part of M-Systems' commitment to being an Israeli company and allows the company to take advantage of the technological potential of the area including the human resource of Ben Gurion University of the Negev.

The R&D center will focus on two areas: the development of chips - ASIC Design intended for the management of digital storage devices such as DiskOnKey® and DiskOnChip® and the development and integration of hardware-based data security and cryptography technologies.

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NEWS RELEASE
Editorial Contacts	Investor Contacts:
Jeff Seedman / Lori Leavey	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / lleavey@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-949-224-4031 / 4023	Tel: 1-212-896-1214 / 1209

FOR immediate release

M-Systems' DiskOnChip® Selected as the Internal Storage Solution for Palm Powered Smartphones from GSPDA, One of Asia's Top Handheld Computer Sellers

One of the First to Market - GSPDA's New Xplore M28 Palm Powered(TM) Smartphone with Data and Boot Code Storage Provided by DiskOnChip

SUNNYVALE, Calif., Nov. 30, 2004 - Group Sense PDA Limited ("GSPDA"), one of the largest sellers of handheld computers in Asia and the PDA subsidiary of Group Sense (International) Limited (GSL, HKEx: 0601), has adopted M-Systems' (Nasdaq: FLSH) DiskOnChip® flash disk as the non-volatile storage device within its newest products, including the new Xplore M28 GSM smartphone.

The Palm Powered(TM) Xplore M28 (Asian version) is a full-featured dual-band GSM/GPRS 900/1800 smartphone based on Palm OS® Garnet that integrates traditional Palm OS personal information manager (PIM) functionality and telephony features in a sleek and compact form factor.

Along with 32 megabytes of capacity for data storage and boot code provided by DiskOnChip, Xplore M28 features a 2.2-inch 260k color display, dual keypads (touch screen and traditional keypad), a multi-shot VGA camera, 40 polyphonic melodies and support for wireless POP3 e-mail and messaging (MMS & SMS). It also provides multimedia entertainment including MP3 and video playback (3GPP, MPEG 1 and MPEG 4), video recording, digital voice recording (AMR) and games.

Leading mobile industry analysts predict that smartphone sales will experience close to a 50 percent annual growth in 2005, as proliferation of these emerging mobile devices reaches the masses.  This tremendous increase in demand stems from business users looking for integrated data and voice devices, as well as consumers looking for sleeker, more compact designs at affordable price points.

"DiskOnChip was a key element in our ability to get our smartphone to market quickly.  With Palm OS®, it was easy to integrate as both a storage and a boot solution, allowing us to lower the component count and trim our total design cost," said Tim Wong, General Manager of Business Development, GSPDA.

"With its fast time to market, GSPDA is one of the first to put DiskOnChip and a Palm Powered smartphone in the hands of consumers," said David Tolub, general manager of M-Systems' mobile division. "Our partnership with PalmSource has positioned M-Systems as the preferred non-volatile memory solution provider for an increasing number of Palm Powered smart mobile devices being prepared for market.  We look forward to further DiskOnChip design wins and sales as this trend develops."

About Group Sense PDA Limited

Group Sense PDA Limited (GSPDA), the flagship of its parent company Group Sense (International) Limited for PDA business, was established in 2000 in Hong Kong. Besides conventional PDAs, GSPDA also produces converged products - PDA-phones and smartphones.  GSPDA is now selling products to China, Hong Kong, Taiwan, Thailand, Singapore, Indonesia, Malaysia, Middle East, Europe and USA. More information is available at www.gspda.com

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.  A high-resolution photo image of the Xplore M28 smartphone from GSPDA with M-Systems' Mobile DiskOnChip flash disk can be found online at www.m-systems.com/images/PRS/Xplore_M28_RGB_w_Mobile_DOC.jpg.

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PalmSource, Palm Powered and Palm OS are trademarks or registered trademarks of PalmSource, Inc. or its affiliate in the United States, France, Germany, Japan, the United Kingdom, and other countries.  All other company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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